UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934

                                Amendment No. 1

                          Beasley Broadcast Group Inc.
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                                (Name of Issuer)

                                 Class A common
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                         (Title of Class of Securities)

                                   074014101
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                                 (CUSIP Number)

                                 JIM KORN, ESQ.
                        DEEPHAVEN CAPITAL MANAGEMENT LLC
                          130 CHESHIRE LANE, SUITE 102
                              MINNETONKA, MN 55305
                                  952-249-5538
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                 April 29, 2005
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             (Date of Event Which Requires Filing of this Statement)

If the person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-2(g), check the following box. [ ]

CUSIP No. 074014101

================================================================================
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        Deephaven Capital Management LLC
        41-1908497
================================================================================
2.      Check the Appropriate Box if a Member of a Group (See Instructions)
        (a) N/A
        (b) N/A
================================================================================
3.      SEC Use Only

================================================================================
4.      Source of Funds
        WC
================================================================================
5. Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
================================================================================
6.      Citizenship or Place of Organization
        Delaware
================================================================================
                7.      Sole Voting Power
                        1,642,206
Number of     ==================================================================
Shares          8.      Shared Voting Power
Beneficially            0
Owned by      ==================================================================
Each            9.      Sole Dispositive Power
Reporting               1,642,206
Person With   ==================================================================
                10.     Shared Dispositive Power
                        0
================================================================================
11.     Aggregate Amount Beneficially Owned by Each Reporting Person
        1,642,206
================================================================================
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        N/A
================================================================================
13.     Percent of Class Represented by Amount in Row (11)
        22.06%
================================================================================
14.     Type of Reporting Person
        00
================================================================================

Item 1. Security and Issuer

        Common Stock Class A

        Beasley Broadcast Group Inc.
        3033 RIVIERA DRIVE
        SUITE 200
        NAPLES FL 34103

Item 2.
(a) This statement is filed on behalf of Deephaven Capital Management LLC, a Delaware limited liability company.

(b) The principal business address of Deephaven Capital Management LLC is 130 Cheshire Lane, Suite 102, Minnetonka, MN 55305

(c)  The  principal   business  of  Deephaven  Capital   Management  LLC  is  an
     unregistered investment advisor.

(d) During the last 5 years, Deephaven Capital Management LLC has not been convicted in a criminal proceeding.

(e) During the last 5 years, Deephaven Capital Management LLC, has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction.

(f)  Deephaven Capital Management LLC is a Delaware limited liability company.

Item 3.

The source of funding for the purchase of these Shares was general working capital.

Item 4. Purpose of Transaction.

Deephaven Capital Management LLC acquired the Shares believing them to be undervalued.

Deephaven Capital Management LLC reserves the right to acquire additional Shares at any time and from time to time in the open market or otherwise. In addition, Registrant may dispose of all or any portion of the Shares at any time or from time to time in the open market or otherwise. Registrant may seek to participate in, and influence the outcome of, any proxy solicitation and the bidding process involving the Issuer, as a bidder or otherwise.

Item 5. Interest in Securities of Issuer

(a) Deephaven Capital Management LLC is the beneficial owner of 1,642,206 shares of Beasley common stock, which constitutes 22.06% of total shares outstanding.

(b) Deephaven Capital Management LLC has sole power to vote or to direct the vote, as well as the sole power to dispose or to direct the disposition of the 1,642,206 shares.

(c) Deephaven Capital Management LLC effected the following transactions in the open market in the last 60 days:

    Trade Date Transaction Type          Quantity      Price
      04/29/05 Buy                          1,794      15.61
      04/29/05 Buy                            506      15.61
      05/02/05 Buy                             78      16.92
      05/02/05 Buy                             22      16.92
      05/03/05 Buy                          1,113      16.74
      05/03/05 Buy                            314      16.74
      05/04/05 Buy                             88      16.98
      05/04/05 Buy                            312      16.98
      05/05/05 Buy                             88      16.93
      05/05/05 Buy                            312      16.93
      05/06/05 Buy                            308      17.23
      05/06/05 Buy                          1,092      17.23
      05/09/05 Buy                             78      17.22
      05/09/05 Buy                             22      17.22
      05/10/05 Buy                            990      17.55
      05/10/05 Buy                          3,510      17.55
      05/11/05 Buy                            425      17.51
      05/11/05 Buy                          1,505      17.51
      05/12/05 Buy                          1,092      17.58
      05/12/05 Buy                            308      17.58
      05/13/05 Buy                          3,117      17.50
      05/13/05 Buy                         11,049      17.50
      05/17/05 Buy                             44      17.83
      05/17/05 Buy                            156      17.83
      05/18/05 Buy                             88      17.81
      05/18/05 Buy                            312      17.81
      05/19/05 Buy                          2,106      17.41
      05/19/05 Buy                            594      17.41
      05/20/05 Buy                            572      17.14
      05/20/05 Buy                          2,028      17.14
      05/23/05 Buy                          4,476      16.88
      05/23/05 Buy                          1,262      16.88
      05/24/05 Buy                          1,342      16.84
      05/24/05 Buy                          4,758      16.84
      05/25/05 Buy                            825      16.34
      05/25/05 Buy                          2,923      16.34
      05/25/05 Sell                          (550)     16.29
      05/25/05 Sell                        (1,950)     16.29
      05/26/05 Buy                          3,363      16.35
      05/26/05 Buy                            949      16.35
      05/27/05 Buy                          1,851      16.32
      05/27/05 Buy                            349      16.32
      05/27/05 Sell                        (1,477)     16.42
      05/27/05 Sell                          (278)     16.42
      05/31/05 Buy                          1,068      16.20
      05/31/05 Buy                          3,785      16.20
      06/01/05 Buy                          3,666      15.71
      06/01/05 Buy                          1,034      15.71
      06/02/05 Buy                            176      16.02
      06/02/05 Buy                            624      16.02
      06/03/05 Buy                          1,425      15.70
      06/03/05 Buy                          5,054      15.70
      06/03/05 Sell                          (176)     15.91
      06/03/05 Sell                          (624)     15.91
      06/06/05 Buy                            309      15.54
      06/06/05 Buy                          1,095      15.54
      06/07/05 Buy                          1,716      15.56
      06/07/05 Buy                            484      15.56
      06/08/05 Buy                          2,496      15.42
      06/08/05 Buy                            704      15.42
      06/09/05 Buy                            807      15.23
      06/09/05 Buy                          2,862      15.23
      06/09/05 Sell                          (132)     15.18
      06/09/05 Sell                          (468)     15.18
      06/10/05 Buy                          3,311      15.20
      06/10/05 Buy                            934      15.20
      06/13/05 Buy                            484      15.39
      06/13/05 Buy                          1,716      15.39
      06/14/05 Buy                             44      15.72
      06/14/05 Buy                            156      15.72
      06/14/05 Sell                            (6)     15.71
      06/14/05 Sell                           (19)     15.71
      06/15/05 Buy                             66      15.63
      06/15/05 Buy                            234      15.63
      06/16/05 Buy                            110      15.59
      06/16/05 Buy                            390      15.59
      06/17/05 Buy                            110      14.56
      06/17/05 Buy                            390      14.56
      06/20/05 Buy                            880      14.45
      06/20/05 Buy                          3,120      14.45
      06/21/05 Buy                         25,504      14.34
      06/21/05 Buy                            154      14.44
      06/21/05 Buy                            546      14.44
      06/21/05 Sell                       (25,504)     14.34
      06/22/05 Buy                            242      14.45
      06/22/05 Buy                            858      14.45

(d) N/A
(e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

N/A

Item 7. Material to be Filed as Exhibits

N/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date
June 23, 2005



Signature
/s/ Jim Korn, Chief Legal Officer